UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-69511

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Halifax Ameirca LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5900 Sepulveda Blvd #304
(No. and Street)

Sherman Oaks	CA	91411
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Devin Brady	818-928-3108	dbrady@halifaxamerica.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese, CPA PC
(Name – if individual, state last, first, and middle name)

125 E. Lake Street #303		IL	60108
(Address)	(City)	(State)	(Zip Code)

10/20/2009	3874
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Devin Brady_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Halifax America LLC_____, as of 12/31_____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SEE THE ATTACHED CALIFORNIA NOTARY CERTIFICATE

Signature: _____

Title: _____
President

Notary Public _____

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

A notary public or other officer completing this
certificate verifies only the identity of the individual
who signed the document to which this certificate
is attached, and not the truthfulness, accuracy, or
validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this __1st__
day of __April__ , 20 __24__ , by _____
Devin Brady
_____,
proved to me on the basis of satisfactory evidence to be the
person(s) who appeared before me.



KELLY CHARPENET
COMM 2355283
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires April 22, 2025

(Seal)   Signature _Kelly Charpenet_____

Re: Annual Reports
Form X-17A-5

Halifax America, LLC Audited
Financial Statements and
Supplemental Information
December 31, 2023

Table of Contents

Report of Independent Registered
Public Accounting Firm

Statement of Financial Condition

Statement of Operations

Statement of Cash Flows

Statement of Changes in Members Equity

Notes to the Financial Statements

Schedule I, Computation of Net Capital

Computation for Determination of Reserve Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

Information Relating to the Possession or Control Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

Management's Attestation on k(2)(ii) Exemption

Report of Independent Registered Public Accounting Firm- Exemption Report



MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members and Board of Directors of Halifax America, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Halifax America, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Halifax America, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) Halifax America, LLC stated that Halifax America, LLC met the identified exemption provisions throughout the most recent fiscal year without exception.

Halifax America, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Halifax America, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) (exemption provisions) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
March 28, 2024

Halifax America LLC
Statement of Financial Conditions
As of December 31, 2023

ASSETS

Cash	$2,208
Commission Receivable	$31,675
Security Deposit	$7,797
Intangible Asset	$38,356
TOTAL ASSETS	$80,036

LIABILITIES & MEMBERS' EQUITY

Liabilities

Accounts payable & accrued expenses	$10,353
Total Liabilities	$10,353

Members' Equity:

Members' Equity	$466,765
Retained Deficit	($397,082)
Total Members' Equity	$69,683
Total Liabilities & Members' Equity	$80,036

Please see the notes to the financial statements

Halifax America, LLC
Statement of Operations
for the Year Ended December 31, 2023

Commission revenues	$336,092
Interest Income	$41,297
Total Revenue	$377,389
General and Administrative expenses:	
Business Licenses and Permits	$12,900
Salaries Expense	$285,891
Administration Expense	$74,764
Total general and administrative Expenses	$373,555
Profit before provision for income tax	$3,834
Provision for income taxes	$0
Net Income	$3,834

Please see the notes to the financial statements

Halifax America, LLC
Statement of Cash Flows
For the year Ended December 31, 2023

Operating Activities:	
Net Profit	$3,834
Adjustments to reconcile net income not requiring the use of cash:	
Depreciation and amortization expense	$4,464
Changes in other operating assets and liabilities:	
Commission receivable	($14,546)
Accounts payable & accrued expenses	$6,154
Commissions Payable	
Payroll Liability	
Net Cash operations	($94)
Financing Activities	
Net decrease in cash during the year	($94)
Cash balance at December 31,2022	$2,302
Cash balance at December 31, 2023	$2,208
Supplemental disclosures of cash flow information:	
Interest paid during year	$0
Income taxes paid during the year	$0

Please see the notes to the financial statements

Halifax America, LLC
Statement of Changes in Member's Equity
For the year Ended December 31, 2023

	Members' Equity	Retained Deficit	Total
Balance at December 31, 2022	$466,765	($400,916)	$65,849
Net member's contributions	$0		$0
Net Income		$3,834	$3,834
Balance of December 31, 2023	$466,765	($397,082)	$69,683

Please see notes to the financial statements

Halifax America, LLC
Notes to the Financial Statements
For the Year Ended December 31, 2023

1. Organization of the Company and Nature of Operations

Halifax America, LLC (the Company) is organized under the International Business Companies Act in Seychelles. The Company was formed in June 2011 for the purpose of conducting business as an introducing broker (IB) and a securities broker dealer (BD). The firm is no longer registered to do business as an Introducing broker (IB). As a BD, the Company is a member of the Financial Industry Regulatory Authority (FINRA) authorized to market investments in securities and other financial instruments.

2. Summary of Significant Accounting Policies

Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Revenue Recognition- The Company acts as an agent by selling securities to its customers and collecting commissions. The Company recognizes commissions on a trade date basis, which is the day the transaction is executed. The Company believes that the performance obligation is satisfied on the trade date because that is when the security is selected, the price is determined, trade is executed, and the risks and rewards of ownership have been transferred to/from the customer.

Topic 606 – The company has performed an assessment of its revenue contracts and has not identified any material changes to the timing or amount of its revenue recognition under Topic 606. The Company's accounting policies did not materially change as a result of applying the principles of revenue recognition from topic 606 and are materially consistent with the existing guidance and current practices applied by the Company. There was no impact to retained earnings as of January 1, 2023, or to revenue for the twelve months ended December 31,2023 after adopting topic 606 as revenue recognition and timing of revenue did not change as a result of implementing Topic 606.

Income taxes- The Company has elected to be taxed as a Partnership under the Internal Revenue Service Code. Accordingly, under such an election, the Company's taxable income is reported by the individual members and therefore, no provision for federal income taxes has been included in these financial statements.

3. Fair Value of Financial Instruments

Fair Value Measurements under generally accepted accounting principles clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair Value measurements are separately disclosed by level within the fair value hierarchy as follows.

Level I - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level I prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of assets and liabilities.

Level 3 - Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is disclosed and is determined based on the lowest level input that is significant to the fair value measurement.

The value of cash, commission receivables, and accounts payables and accrued expenses are estimated to approximate fair market value on December 31, 2023 because of their short-term nature.

4. Off Balance Sheet Risk

The Company executes various transactions for the benefit of customers through the clearing firm Interactive Brokers. This business activity subjects the Company to certain off - balance sheet risk, which may be in excess of the liabilities reported in the balance sheet. These transactions are contracted on a margin basis whereby the customer is required to maintain minimum margin with the clearing firm Interactive Brokers. In the event that a customer is in default of an obligation to the clearing firm Interactive Brokers, the clearing firm will require the Company to fulfill the obligation on behalf of its customer. This exposes the company to credit risk.

The Company seeks to control this risk by monitoring the transactions of customer accounts on a real-time basis. The Company has the authority to liquidate customer positions at its discretion in order to ensure the account does not expose the Company to unacceptable level of credit risk.

5. Net Capital Requirements

As a broker dealer, the company is also subject to the Securities and Exchange Commission Uniform Net Capital Rule (Sec Rule 15c 3-1) which requires the Company to maintain a minimum net capital equal to the greater of $5,000 or 6.67% of aggregate indebtedness. As of December 31, 2023 the company had a net capital of $23,530 which exceeded the minimum net capital requirement by $18,530. The company does not currently have any commitments or contingencies that would effect this net capital calculation.

6. Subsequent Events

The company has made a review of material subsequent events from December 31,2023 through the date of this report and found no material subsequent events reportable during this period.

7. Intangible Assets

Intangible assets consist of a book of business that was purchased in the past. The amount was recorded at cost and amortized over it's useful life of 15 years. Accumulated amortization as of December 31, 2023 was $28,644. Amortization expense for the year ending December 31, 2023 was $4464. Management analyzes intangible assets for impairment on an annual basis or when factors arise that may indicate possible impairment. Management has noted no impairment as of December 31, 2023.

8. Commitments, Guarantees, and Contingencies

Management of the Company believes there are no commitments, guarantees or contingencies that may result in a material loss or future obligations as of December 31,2023.

Schedule I

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, and Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1

Credit:

Members' equity	$69,683

Debits:
Non-allowable assets:

Security deposit	$(7,797)
Intangible Asset- net	$(38,356)
Net Capital	**$23,530**
Less Haircuts	0
ADJUSTED NET CAPITAL	**$23,530**
Minimum requirements of 6-2/3% of aggregate indebtedness, $5,000 per non Non carrying Broker Dealer	$5,000
Excess Net Capital	**$18,530**
Aggregate Indebtedness:	**$10,353**
Aggregate Indebtedness to Net Capital	**44%**
Excess net capital per this report	**$18,530**

Reconciliation with Company's Net Capital Computation (included in Part 11 of Form X-17A-5)

Net Capital as reported in Company's Part II of Form X-17A-5 as of December 31,2023	$18,530
No Reconciling item	
Net Capital per above computation	$18,530

Computation of Determination of Reserve Requirements under Rule 15c3-1 of the Securities and Exchange Commission

The Company is exempt from the provisions of rule 15c3-3 under the Securities and Exchange Act of 1934 pursuant to paragraph(k)(2)(ii) of the rule. The Company does not hold funds or securities for customers, nor owe money or securities to customers.

Information Relating to the Possession or Control Requirements under Rule 15c-3-3 of the Securities and Exchange Commission

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule. The Company did not maintain possession or control of any customer funds or securities.

Halifax America, LLC
5900 Sepulveda Blvd Suite 304
Sherman Oaks, CA 91411

December 31, 2023

Rule 15c3-3 Exemption Report

This is to certify that, to the best of my knowledge and belief:

Halifax America LLC, is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R Section 240.17a-5(d)(l) and (4). To the best of its knowledge and belief Halifax America LLC. states the following:
Halifax America LLC claimed an exemption under provision 17 C.F.R. section 240. 15c3- 3 (k)(2)(ii) as the company is a non-carrying broker-dealer which promptly transmits all funds and delivers all securities received in connection with its activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to customers.

Halifax America LLC met the identified provision throughout the most recent fiscal year without exceptions.

Thank You,



Devin Brady
CEO/ Managing Member



MICHAEL COGLIANESE CPA, P.C.

ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members and Board of Directors and Shareholders of Halifax America, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Halifax America, LLC as of December 31, 2023, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Halifax America, LLC as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Halifax America, LLC's management. Our responsibility is to express an opinion on Halifax America, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Halifax America, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of Halifax America, LLC's financial statements. The supplemental information is the responsibility of Halifax America, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed in the accompanying table of is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Halifax America, LLC's auditor since 2017.

Michael Coglianese CPA. P.C.

Bloomingdale, IL
March 28, 2024